March 31, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Babula, Staff Accountant
Gus Rodriguez, Staff Accountant

Re:	EnLink Midstream, LLC
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 15, 2023
File No. 001-36336

To the addressees set forth above:

This letter sets forth the responses of EnLink Midstream, LLC (the “Registrant,” “we” and “our”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 17, 2023 (the “Comment Letter”) with respect to the above-referenced filing with the Commission.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Registrant’s response.

Form 10-K for the Fiscal Year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

General

1.             We note your discussion and analysis begins with a tabulation of activity having gross margin on a segment and consolidated basis as the first line item, without showing the composition of the measure, excluding revenues, cost of sales, and other material items, although you identify depreciation and amortization as a reconciling item in arriving at your non-GAAP measure of segment profit, and operating expenses as a reconciling item in arriving at your non-GAAP measure of adjusted gross margin.

U.S. Securities and Exchange

Commission

March 31, 2023

We also note that content following your tabulation includes no discussion and analysis of revenues or cost of revenues, on either a segment or consolidated basis, and no discussion and analysis of operating expenses or depreciation and amortization on a consolidated basis. However, in your Statements of Operations on page 92, you report revenues from product sales and midstream services, and in Note 16 on pages 135-137, you report revenues from natural gas sales, NGL sales, crude oil and condensate sales, gathering and transportation, processing, NGL services, crude services, and other services.

The guidance in Item 303(a) and (b)(2) of Regulation S-K requires a discussion and analysis of the consolidated financial statements, including (i) significant components of revenues and expenses that would be material to an understanding of the results of operations; (ii) known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues; (iii) events that are reasonably likely to cause a material change in the relationship between costs and revenues; and (iv) the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold.

Please expand your discussion and analysis to address revenues and cost of sales on a consolidated and segment basis, including details that are responsive to the requirements referenced above, and consistent with the activity reported in your financial statements. Given your disclosure on page 81, stating that certain of your revenue generating contracts contain clauses that increase your fees based on changes in inflation metrics, also quantify the extent to which such inflation metrics have changed and impacted revenues.

In response to the Commission’s comment, the Registrant will revise our disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as requested, including to (1) revise the tabular presentation at the beginning of Results of Operations to include total revenues, cost of sales and other material items; (2) expand the associated narrative to discuss operating expenses and depreciation and amortization on a consolidated basis; and (3) expand the associated narratives to address revenues and cost of sales on both a consolidated and segment basis, including providing details that are responsive to the requirements referenced by the Commission in its comment and consistent with activity reported in our financial statements. In addition, we will also address the extent to which inflation metrics have changed and impacted revenues.

Operating Expenses, page 74

2.             We note that you identify several reasons for changes in your operating expenses in the various segment oriented disclosures, though do not separately quantify the impact of each driver or component, e.g. changes attributed to materials and supplies expense, construction fees and services, utility costs, and labor and benefits costs.

Under Item 303(b) of Regulation S-K, when the consolidated financial statements reflect material changes from period-to-period in one or more line items, or where material changes within a line item offset one another, you are required to describe the underlying reasons in quantitative and qualitative terms.

U.S. Securities and Exchange

Commission

March 31, 2023

Please revise to quantify the impact of each factor or component associated with material changes, including the impact of inflation associated with any material changes.

In response to the Commission’s comment, the Registrant will revise our disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as requested, to quantify the impact of each factor or component associated with material changes in operating expenses for each segment, including the impact of inflation associated with any material changes.

*              *              *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 721-9250 or Preston Bernhisel of Baker Botts L.L.P. at (214) 953-6783.

Very truly yours,

/s/ Sarah M. Rechter

Sarah M. Rechter
Deputy General Counsel

cc:	Jesse Arenivas
Benjamin D. Lamb
Alaina K. Brooks
J. Philipp Rossbach
EnLink Midstream, LLC

Preston Bernhisel, Baker Botts L.L.P.